Exhibit (d)(7)

Execution Version

February 26, 2023

STRICTLY CONFIDENTIAL

Provention Bio, Inc.

55 Broad Street, 2nd Floor

Red Bank, New Jersey 07701

Subject:	Exclusivity Agreement

Ladies and Gentlemen:

In connection with the consideration by Sanofi and/or certain of its affiliates (“Sanofi”) of a possible negotiated transaction between Sanofi and Provention Bio, Inc. (the “Company” and, such potential transaction, the “Proposed Transaction”), Sanofi and the Company are entering into this letter agreement to induce Sanofi to devote the resources to investigate, negotiate and enter into a definitive agreement with respect to the Proposed Transaction.

1.

The Company hereby agrees that, for the period beginning on the date hereof and continuing until the earlier of (a) the execution of a definitive agreement with respect to the Proposed Transaction, (b) Sanofi informing the Company that Sanofi is no longer interested in proceeding with the Proposed Transaction on the terms set forth in that certain revised, non-binding indicative proposal, dated February 22, 2023, from Sanofi to the Company (the “Indicative Proposal”), (c) a material breach by Sanofi of this letter agreement or the confidentiality agreement, dated February 26, 2023, by and between Sanofi and the Company (the “Confidentiality Agreement”), and (d) 11:59 p.m., Eastern time, on March 13, 2023 (such period, the “Exclusivity Period”), the Company will negotiate exclusively with Sanofi and will not, and will cause its subsidiaries and its controlled affiliates, and will direct its, its subsidiaries’ and its controlled affiliates’ respective directors, officers, employees, agents, advisors, attorneys and other representatives (the foregoing persons identified in this Section 1, collectively, “Company Representatives”) not to, directly or indirectly, (i) except with respect to Sanofi and its subsidiaries and its affiliates and each of its and their directors, officers, partners, principals, members, employees, financial advisors, counsel, consultants, accountants and other representatives (collectively, “Sanofi Representatives”), initiate, knowingly solicit or encourage, or negotiate any proposal or offer (whether publicly or otherwise) that is structured to permit any person or group to acquire beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets of the Company and its subsidiary (taken together), pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, joint venture, license, reorganization, recapitalization, dissolution or similar transaction, including any single or multi-step transaction or series of related transactions (each of the foregoing with respect to a third-party other than Sanofi, an “Alternative Transaction”), (ii) provide material non-public information relating to the Company or any subsidiary or affiliate thereof in connection with an Alternative Transaction, or (iii) enter into any contract, agreement or arrangement concerning or relating to an Alternative Transaction. During the Exclusivity Period, in the event that Sanofi makes a determination that it is no longer interested in proceeding with the Proposed Transaction at least on the terms set forth in the Indicative Proposal, then Sanofi will promptly (and in any event within twenty-four (24) hours) communicate this determination to the Company in writing.

2.

Each of Sanofi and the Company will be responsible for payment of its own legal, accounting, investment banking and other expenses incurred in connection with the negotiations and transactions contemplated herein.

February 26, 2023

3.

During the Exclusivity Period, if the Company or any Company Representatives receives any inquiry, offer or proposal relating to an Alternative Transaction, the Company or such Company Representative shall notify Sanofi thereof promptly and, in any event, within twenty-four (24) hours of receipt of any such inquiry, offer or proposal, on an anonymized basis.

4.

During the Exclusivity Period, (a) the Company and Sanofi shall negotiate in good faith with the other party with respect to the Proposed Transaction and (b) the Company shall use commercially reasonable efforts, upon reasonable advance notice and subject to any governmental restrictions or recommendations, to give Sanofi and Sanofi Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operations of the business of the Company) to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiary. Nothing in this Section 4 requires the Company to provide any access, or to disclose any information, to the extent (1) the provision of such information would in the good faith judgment of the Company result in the disclosure of any trade secrets of a third party or otherwise violate any of the Company’s or its affiliates’ respective obligations with respect to confidentiality, (2) such information relates to the applicable portions of minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (A) the Proposed Transaction or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any person or (B) any Alternative Transaction, (3) that affording such access or furnishing such information would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (4) such inspection or disclosure would violate any applicable law. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable law.

5.

Nothing herein obligates either Sanofi or the Company to continue any discussions or negotiations or enter into any definitive agreement with the other party. Except as expressly set forth herein or as set forth in the Confidentiality Agreement, unless and until a definitive agreement between Sanofi and the Company regarding the Proposed Transaction has been executed and delivered (or except as expressly provided in any binding written agreement that Sanofi and the Company enter into in the future), (a) neither Sanofi nor the Company will be under any legal obligation of any kind regarding the Proposed Transaction by virtue of this letter agreement, and (b) no past or future action, course of conduct or failure to act regarding the Proposed Transaction, or relating to the negotiation of the terms of the Proposed Transaction or a definitive agreement between Sanofi and the Company regarding the Proposed Transaction, will give rise to or serve as a basis for any obligation or other liability on the part of any party hereto. Each of Sanofi and the Company acknowledges that it has been advised by the other that such other party has not made any determination to enter into the Proposed Transaction. Notwithstanding anything to the contrary contained herein, nothing in this letter agreement modifies any executed agreement between the parties and/or the parties’ affiliates entered into prior to the date of this letter agreement including, but not limited to, that certain Co-Promotion Agreement, dated October 4, 2022, by and between the Company and Genzyme Corporation and that certain Securities Purchase Agreement, dated October 4, 2022, by and between the Company and Aventis Inc., which remain in full force and effect, unchanged by this letter agreement.

6.

It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this letter agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

February 26, 2023

7.

This letter agreement may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement. Delivery of an executed counterpart of this letter agreement by facsimile or electronic transmission will be effective to the fullest extent permitted by applicable law.

8.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. Upon the expiration of the Exclusivity Period, this letter agreement will automatically terminate.

February 26, 2023

If you are in agreement with the terms of this letter agreement and desire to proceed with negotiations on that basis, please sign this letter agreement in the space provided below and return an executed copy to Sanofi.

Sincerely,

SANOFI

By:	/s/ Loïc Gonnet
	Name:	Loïc Gonnet
	Title:	Global Head of M&A

Accepted and agreed to as of
February 26, 2023:

PROVENTION BIO, INC.

By:	/s/ Ashleigh Palmer
	Name:	Ashleigh Palmer
	Title:	Chief Executive Officer